                       SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, D.C.


                                   FORM U-9C-3


                     QUARTERLY REPORT PURSUANT TO RULE 58 OF
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                  For the Quarterly Period Ended June 30, 2002

                                  POWERGEN PLC
                          POWERGEN US HOLDINGS LIMITED
                             POWERGEN US INVESTMENTS
                              ERGON US INVESTMENTS
                            POWERGEN LUXEMBOURG SARL
                        POWERGEN LUXEMBOURG HOLDINGS SARL
                      POWERGEN LUXEMBOURG INVESTMENTS SARL
                          POWERGEN US INVESTMENTS CORP.

--------------------------------------------------------------------------------
                      (Name of Registered Holding Company)
                                  Powergen plc
                                    CityPoint
                               1 Ropemaker Street
                                London, EC2Y 9HT
                                 United Kingdom

                    (Address of Principal Executives Offices)

            Inquiries concerning this Form U-9C-3 may be directed to:

                             Mr. Christopher Salame
                                Company Secretary
                                  Powergen plc
                                    CityPoint
                               1 Ropemaker Street
                                London, EC2Y 9HT
                                 United Kingdom

                                  POWERGEN PLC

                                   FORM U-9C-3
                       For the Quarter Ended June 30, 2002

                                Table of Contents


Item 1. -  ORGANIZATION CHART.................................................1

Item 2. -  ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS.....8

Item 3. -  ASSOCIATED TRANSACTIONS............................................9

Item 4. -  SUMMARY OF AGGREGATE INVESTMENT...................................13

Item 5. -  OTHER INVESTMENTS.................................................15

Item 6. -  FINANCIAL STATEMENTS AND EXHIBITS.................................16

This report covers the quarter ended June 30, 2002.

Item 1. - ORGANIZATION CHART


                                            Energy or                                    Percentage of
                                           Gas-related    Date of      State/Country         Voting
Name of Reporting Company                    Company    Organization  of Organization    Securities Held    Nature of Business
-------------------------                    -------    ------------  ---------------    ---------------    ------------------

E.ON AG+                                       (a)        6/16/00       Germany                 n/a        Holding Company
E.ON UK Verwaltungs GmbH+                      (a)        5/5/00        Germany                 100%       Holding Company
E.ON UK Public Limited Company+                (a)        5/13/77     England and               100%       Holding Company
                                                                         Wales
Powergen plc                                   (a)        6/19/98     England and               n/a        Holding Company
                                                                         Wales
Powergen US Holdings Limited                   (a)        4/22/99     England and               100%       Holding Company
                                                                         Wales
Powergen US Investments                        (a)        3/13/90     England and               100%       Holding Company
                                                                         Wales
Powergen Luxembourg sarl                       (a)        12/4/00      Luxembourg               100%       Holding Company
Powergen Luxembourg Holdings sarl              (a)        12/2/00      Luxembourg               100%       Holding Company
Powergen Luxembourg Investments sarl           (a)        12/2/00      Luxembourg               100%       Holding Company
Powergen US Investments Corp.                  (a)        12/2/00       Delaware                100%       Holding Company

 LG&E Energy Corp.                             (a)       11/14/89       Kentucky                100%       Holding Company (exempt)
   LG&E Energy Marketing Inc.                Energy       4/18/84       Oklahoma                100%       Power Marketing
      Woodlands Technology, LLC              Energy        _____         Texas                  15%        Development of software
                                                                                                           for energy-marketing
                                                                                                           activities
   LG&E Capital Corp. (LCC)                    (a)        4/26/91       Kentucky                100%       Non-Utility Holding
                                                                                                           Company
      LG&E Credit Corp.                      Energy       7/11/97       Kentucky                100%       Consumer Lending Services
      LNGCL Inc.                                *         4/3/92        Delaware                100%       Inactive
      LNGCG Inc.                                *         4/3/92        Delaware                100%       Inactive
      LG&E Home Services Inc.                Energy       1/22/96       Kentucky                100%       Appliance Repair and
                                                                                                           Warranty

---------------------
+    Acquisition of Powergen plc by E.ON AG was effective July 1, 2002.
(a)  Directly or indirectly holds securities in energy-related companies
*    Inactive
gp   general partnership interest
lp   limited partnership interest

                                            Energy or                                    Percentage of
                                           Gas-related    Date of      State/Country         Voting
Name of Reporting Company                    Company    Organization  of Organization    Securities Held    Nature of Business
-------------------------                    -------    ------------  ---------------    ---------------    ------------------

      LG&E Enertech Inc.                     Energy      12/21/95       Kentucky                100%       Engineering, Energy
                                                                                                           Management and
                                                                                                           Consulting Services
        LG&E Enertech Texas LLC              Energy      12/27/01       Kentucky                100%       Engineering, Energy
                                                                                                           Management and
                                                                                                           Consulting Services and
                                                                                                           Investor in Enertech
                                                                                                           Energy Development L.P.
           Enertech Energy Development L.P.  Energy      12/31/01        Texas                 1% gp       Engineering, Energy
                                                                                               49% lp      Management and
                                                                                                           Consulting Services and
                                                                                                           Owner of HVAC Plant
      FSF Minerals Inc.                      Energy      12/28/98       Kentucky                100%       Owner of Coal Reserves
      LG&E Capital Trimble County LLC        Energy       4/6/01        Delaware                100%       Lease and purchase of
                                                                                                           combustion turbine
      LG&E Energy Privatization Services Inc.   *         7/13/98       Kentucky                100%       Inactive

      LG&E International Inc.                Energy       11/8/93       Delaware                100%       Management and Holding
                                                                                                           Company
        LG&E Power Services LLC               ____        6/29/01       Delaware                100%       Power facilities
                                                                                                           management and operations
      WKE Corp.                                (a)        5/1/98        Kentucky                100%       Investment Holding
                                                                                                           Company
        LCC LLC                              Energy       3/2/99        Kentucky                100%       Owns Options on Mineral
                                                                                                           Rights
        FCD LLC                              Energy       2/17/00       Kentucky                100%       Owns Options and Actual
                                                                                                           Riparian Rights
        Excalibur Development LLC               *         2/17/00       Kentucky                100%       Inactive
      LG&E Power Inc.                          (a)        5/7/80        Delaware                100%       Holding Company for
                                                                                                           Non-Utility Investments
        LG&E Power Engineers and                *         3/5/80       California               100%       Engineering and Project
        Constructors Inc.                                                                                  Management (Inactive)
           LG&E Power Constructors Inc.         *         6/29/81      California               100%       Inactive
           Ultraclean Incorporated              *         8/1/84       California               100%       Inactive
        LG&E Power Operations Inc.           Energy       6/8/82       California               100%       Power Project Ownership,
                                                                                                           Management & Development
           LG&E/Kelso Power Partners L.P.       *         unknown      California              2% gp       Inactive
                                                                                               49% lp

---------------------
(a)  Directly or indirectly holds securities in energy-related companies
*    Inactive
gp   general partnership interest
lp   limited partnership interest

                                            Energy or                                    Percentage of
                                           Gas-related    Date of      State/Country         Voting
Name of Reporting Company                    Company    Organization  of Organization    Securities Held    Nature of Business
-------------------------                    -------    ------------  ---------------    ---------------    ------------------

           HD/WS Corporation                    *        12/11/85      California               100%       Inactive
           LG&E-Westmoreland Rensselaer         *         6/15/92      California               50%        Inactive
           LG&E Power 5 Incorporated            *         3/31/83      California               100%       Inactive
              Babcock-Ultrapower West           *         unknown      California              17% gp      Inactive
              Enfield
           LG&E Power 6 Incorporated            *         9/14/93      California               100%       Inactive
              Babcock-Ultrapower Jonesboro      *         unknown      California              17% gp      Inactive
           LG&E Power 11 Incorporated          (a)        4/6/89       California               100%       Former Owner of Power
                                                                                                           Generation Facilities
           LG&E Southampton Incorporated       (a)       11/15/89      California               100%       Former Owner of Power
                                                                                                           Generation Facilities
              LG&E Southampton L.P.            (a)       12/28/89      California              20% gp      Former Owner of
                                                                                                           Generation Facilities
           LG&E Power 12 Incorporated          (a)        4/6/89       California               100%       Indirect Owner of Power
                                                                                                           Generation Facilities
           LG&E Altavista Incorporated         (a)       11/15/89      California               100%       Former Owner of Power
                                                                                                           Generation Facilities
              LG&E Altavista L.P.              (a)       12/28/89      California              20% gp      Former Owner of
                                                                                                           Generation Facilities
           LG&E Power 13 Incorporated          (a)        4/6/89       California               100%       Former Owner of
                                                                                                           Generation Facilities
           LG&E Hopewell Incorporated          (a)       11/15/89      California               100%       Former Owner of
                                                                                                           Generation Facilities
              LG&E Hopewell LP                 (a)       12/28/89      California               100%       Former Owner of
                                                                                                           Generation Facilities
           LG&E Power 14 Incorporated           *         4/6/89       California               100%       Inactive
              LG&E Power 14-Buena Vista         *         unknown      California              45% gp      Inactive
           LG&E Power 16 Incorporated          (a)        8/3/99       California               100%       Indirect Owner of
                                                                                                           Generation Facilities
           LG&E Power Roanoke                  (a)        8/3/89       California               100%       Indirect Owner of
           Incorporated                                                                                    Generation Facilities
              LG&E Roanoke Valley LP           (a)        3/14/90      California               1%gp(1)    Indirect Owner of
                                                                                                99%lp(2)   Generation Facilities

---------------------
(a)  Directly or indirectly holds securities in energy-related companies
*    Inactive
gp   general partnership interest
lp   limited partnership interest

                                            Energy or                                    Percentage of
                                           Gas-related    Date of      State/Country         Voting
Name of Reporting Company                    Company    Organization  of Organization    Securities Held    Nature of Business
-------------------------                    -------    ------------  ---------------    ---------------    ------------------

           LG&E Power 18 Incorporated           *         6/9/88       California               100%       Inactive
           LG&E Erie Partner Incorporated       *        11/16/90      California               100%       Inactive
              Erie Power Partners L.P.          *         unknown      California              1% gp       Inactive
                                                                                               49% lp
           LG&E Power 21 Incorporated          (a)       11/16/90      California               100%       Indirect Owner of
                                                                                                           Generation Facilities
           LG&E Power 21 Wind                  (a)       12/23/93      California               100%       Indirect Owner of
           Incorporated                                                                                    Generation Facilities
              LG&E Power 21 L.P.               (a)       12/27/93      California               1%gp(3)    Indirect Owner of Power
                                                                                                99%lp(4)   Generation Facilities
           LG&E Power 22 Incorporated           *        11/16/90      California               100%       Inactive
           LG&E Power 29 Incorporated           *        11/16/93      California               100%       Inactive
           LG&E Power 31 Incorporated          (a)       12/19/94      California               100%       Indirect Owner of
                                                                                                           Generation Facilities
              LQ GP, LLC                       (a)        3/17/01       Delaware                50%        Indirect Owner of
                                                                                                           Generation Facilities
           LG&E Power 31 Wind                  (a)       12/19/94      California               100%       Indirect Owner of
           Incorporated                                                                                    Generation Facilities
              LG&E Power 31 L.P.               (a)         12/94       California             1%gp(5)      Indirect Owner of
                                                                                               99%lp(6)    Generation Facilities
                LQC LP LLC                     (a)        3/17/01       Delaware               33-1/3%      Indirect Owner of
                                                                                                           Generation Facilities
           LG&E Power 25 Incorporated           *         12/1/95       Delaware                100%       Inactive
           LG&E Power 26 Incorporated           *         12/1/95       Delaware                100%       Inactive
        American Power Incorporated             *         4/9/89       California               100%       Former Investor in EWG
        LG&E Power Development Inc.          Energy      12/12/84      California               100%       Development of QFs and
                                                                                                           EWGs

---------------------
1    directly held by LG&E Power 16 Incorporated
2    directly held by LG&E Power Roanoke Incorporated
3    directly held by LG&E Power 21 Incorporated
4    directly held by LG&E Power 21 Wind Incorporated
(a)  Directly or indirectly holds securities in energy-related companies
*    Inactive
gp   general partnership interest
lp   limited partnership interest
5    directly held by LG&E Power 31 Incorporated
6    LG&E Power 31 Wind Incorporated

                                            Energy or                                    Percentage of
                                           Gas-related    Date of      State/Country         Voting
Name of Reporting Company                    Company    Organization  of Organization    Securities Held    Nature of Business
-------------------------                    -------    ------------  ---------------    ---------------    ------------------

        LG&E Crown Inc.                        Gas       4/14/2000      Delaware                100%       Prior Owner of
                                                                                                           Investment in Gas
                                                                                                           Gathering, Processing
                                                                                                           and Storage Facilities;
                                                                                                           Inactive
        LG&E Minor Facilities Inc.             Gas       4/14/2000      Delaware                100%       Prior Owner of
                                                                                                           Investment in Gas
                                                                                                           Gathering, Processing
                                                                                                           and Storage Facilities;
                                                                                                           Inactive
        Power Tex Parent Inc.                  Gas       4/14/2000      Delaware                100%       Prior Owner of
                                                                                                           Investment in Gas
                                                                                                           Gathering, Processing
                                                                                                           and Storage Facilities;
                                                                                                           Inactive
        Llano Gathering Inc.                   Gas       4/20/2000     New Mexico               100%       Prior Owner of
                                                                                                           Investment in Gas
                                                                                                           Gathering, Processing
                                                                                                           and Storage Facilities;
                                                                                                           Inactive
        Llano Storage Inc.                     Gas       4/20/2000     New Mexico               100%       Prior Owner of
                                                                                                           Investment in Gas
                                                                                                           Gathering, Processing
                                                                                                           and Storage Facilities;
                                                                                                           Inactive
        Ultrasystems Construction Co. Inc.      *        12/26/45      California               100%       Inactive
        HD Energy Corporation                   *        12/24/90       Delaware                100%       Inactive
           Ultrafuels Incorporated              *         1/5/83       California               100%       Inactive
           Ultrafuels 1 Incorporated            *        12/22/83      California               100%       Inactive
           NuHPI, Inc.                          *        11/25/91       Delaware                100%       Inactive
              Ultrapower Biomass Fuels          *        12/11/85      California               100%       Inactive
              Corporation
              Hadson Power Live Oak             *        12/31/87      California               100%       Inactive
              Incorporated
        Hadson Financial Corporation            *         6/25/89       Delaware                100%       Inactive
        LG&E Power Gregory I Inc.              (a)        3/30/78      New Mexico               100%       Indirect Owner of Power
                                                                                                           Project
           Gregory Power Partners LP         Energy       6/1/98         Texas                 1% gp(7)    Owner and Developer of
                                                                                                49%lp(8)   Power Project
        LG&E Power Gregory II Inc.             (a)        5/18/98       Delaware                100%       Indirect Owner of Power
                                                                                                           Project
           Gregory Partners LLC              Energy       6/2/98         Texas                   1%(9)     Owner and Developer of
                                                                                                 49%(10)   Power Project

---------------------
(a)  Directly or indirectly holds securities in energy-related companies
*    Inactive
gp   general partnership interest
lp   limited partnership interest
7    directly held by LG&E Power Gregory IV Inc.
8    directly held by LG&E Power Gregory I Inc.
9    directly held by LG&E Power Gregory III Inc.

                                            Energy or                                    Percentage of
                                           Gas-related    Date of      State/Country         Voting
Name of Reporting Company                    Company    Organization  of Organization    Securities Held    Nature of Business
-------------------------                    -------    ------------  ---------------    ---------------    ------------------

        LG&E Power Gregory III Inc.            (a)        5/18/98       Delaware                100%       Indirect Owner of Power
                                                                                                           Project
        LG&E Power Gregory IV Inc.             (a)        5/18/98       Delaware                100%       Indirect Owner of Power
                                                                                                           Project
        Ultrasystems Small Power                *        12/19/85      California               100%       Inactive
        Incorporated
           Ultrasystems Small Power I,          *        10/22/86      California               100%       Inactive
           Incorporated
      LG&E Natural Industrial                Energy      12/20/83       Colorado                100%       Natural Gas Marketing
      Marketing Co.                                                                                        and Transmission
      Hadson Fuels, Inc.                        *         4/22/80       Oklahoma                100%       Inactive
        Triple T Services, Inc.                 *         2/11/86       Oklahoma                100%       Inactive
      LG&E Natural Canada Inc.                  *         1/15/86        Canada                 100%       Inactive
      LG&E Fuels Services Inc.               Energy       7/2/98        Delaware                100%       Investment in
                                                                                                           Alternative Fuels
   KUCC Grimes Corporation.                  Energy       7/6/98        Delaware                100%       Former investor in OF
                                                                                                           development
      KUCC Grimes GP Corporation             Energy       7/6/98        Delaware                100%       Former investor in OF
                                                                                                           development
      KUCC Grimes LP Corporation             Energy       7/6/98        Delaware                100%       Former investor in OF
                                                                                                           development
   KUCC Paris Corporation                      (a)        6/20/94       Kentucky                100%       Indirect Owner of
                                                                                                           Investment in Power
                                                                                                           Project
      Tenaska III Partners Ltd.                (a)        unknown        Texas                  15%        Indirect Investment in QF
        Tenaska III Texas Partners           Energy       unknown        Texas                  .06%       Interest in QF
   KUCC Ferndale Corporation                   (a)        7/12/94       Kentucky                100%       Indirect Owner of
                                                                                                           Investment in Power
                                                                                                           Project
      Tenaska Washington Partners L.P.       Energy       unknown      Washington                5%        QF
      Tenaska Washington Partners II, L.P.    ____         ____           ____                  10%
   KUCC Portland 34 Corporation                (a)        8/15/94       Kentucky                100%       Inactive
   Portland 34 LTD Corporation                 (a)        9/20/94       Kentucky                100%       Inactive

---------------------
10   directly held by LG&E Power Gregory II Inc.
(a)  Directly or indirectly holds securities in energy-related companies
*    Inactive
gp   general partnership interest
lp   limited partnership interest

                                            Energy or                                    Percentage of
                                           Gas-related    Date of      State/Country         Voting
Name of Reporting Company                    Company    Organization  of Organization    Securities Held    Nature of Business
-------------------------                    -------    ------------  ---------------    ---------------    ------------------

      Portland 34 L.P.                          *         unknown       Kentucky                100%       Inactive
   KUCC Development Corporation                 *         1/31/95       Kentucky                100%       Inactive
   KU Solutions Corporation                  Energy      11/21/95       Kentucky                100%       Energy Marketing and
                                                                                                           Services


                              Narrative Description of Activities of Each
                                    Reporting Company during Period


LG&E Energy Marketing Inc. conducts asset-based energy marketing and trading activities, including brokering and marketing of electric power and natural gas.

LG&E Capital Corp., directly and through it subsidiaries and affiliates, including WKE Corp., LG&E Power Inc., LG&E Power Operations Inc. and other subsidiaries, is a holding company for non-utility domestic energy and energy related operations, investments, activities and services. These include domestic power generation facilities in Washington (the KUCC Ferndale entities), Texas (the KUCC Paris entities) and Oregon (the Portland 34 entities), all of which are, or are planning to apply to be, EWG's, QF's or both.

LG&E Credit Corp. and LG&E Home Services Inc. formerly provided energy-related financing, appliance repair, consumer lighting and other services to customers.

LG&E Enertech Inc. provides energy-related consulting, installation and financing services to industrial, commercial and institutional businesses.

WKE Corp. and its subsidiaries lease and operate power generation facilities in western Kentucky and associated facilities, including coal or fuel related assets.

LG&E Power Inc. conducts non-utility domestic energy operations and activities through its subsidiaries and affiliates. These interests or operations relate to domestic power generation facilities in North Carolina (the Power Roanoke entities), California-Minnesota (the Power 21 entities) and Texas (the Power 31 and Power Gregory entities), all of which are, or are planning to apply to be, EWG's, QF's or both.

Item 2. -         ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS



                                              Principal                                        Person to Whom
        Company           Type of Security    Amount of         Issue or        Cost of         Security was
   Issuing Security            Issued         Security          Renewal         Capital           Issued
   -----------------      ----------------    --------          -------      ------------          ------
                            Intercompany
   LG&E Capital Corp.           loan          ($5,125,000)*        ---              %        Due to affiliates
 LG&E Energy Marketing      Intercompany
          Inc.                  loan         ($28,004,000)*        ---              %        Due to affiliates


                                               Consideration
        Company           Collateral Given      Received for
   Issuing Security       with Security       Each Security
   -----------------       -------------       -------------

   LG&E Capital Corp.           N/A                 ---
 LG&E Energy Marketing
          Inc.                  N/A                 ---


* Reflects net change in intercompany loans during the reporting period.





With respect to transactions with an associate company:

                  Company                                        Company                                       Amount of
            Contributing Capital                            Receiving Capital                             Capital Contribution
            --------------------                            -----------------                             --------------------
             LG&E Energy Corp.                              LG&E Capital Corp.                                $32,675,000

Item 3. -         ASSOCIATED TRANSACTIONS


Part I. - Transactions Performed by Reporting Companies on behalf of Associate Companies.

                                                                                                  INDIRECT
 REPORTING COMPANY        ASSOCIATE COMPANY             TYPES OF SERVICES          DIRECT COSTS     COSTS     COST OF   TOTAL AMOUNT
 RENDERING  SERVICES      RECEIVING SERVICES                 RENDERED                CHARGED       CHARGED    CAPITAL     BILLED
------------------------ ---------------------------- ------------------------ -------------- -------------- --------- ------------
Enertech                 Services Company             Miscellaneous services       2,002,609                              2,002,609
------------------------ ---------------------------- ------------------------ -------------- -------------- --------- -------------
                                                      Labor                            1,875                                  1,875
------------------------ ---------------------------- ------------------------ -------------- -------------- --------- -------------
Enertech                 LG&E Utility                 Miscellaneous services              22                                     22
------------------------ ---------------------------- ------------------------ -------------- -------------- --------- -------------
Enertech                 LEC                          Miscellaneous services             125                                    125
------------------------ ---------------------------- ------------------------ -------------- -------------- --------- -------------
Enertech                 LCC                          Miscellaneous services       2,035,799                              2,035,799
------------------------ ---------------------------- ------------------------ -------------- -------------- --------- -------------
Home Services            Services Company             Miscellaneous services          67,187                                 67,187
------------------------ ---------------------------- ------------------------ -------------- -------------- --------- -------------
Home Services            LG&E Utility                 Miscellaneous services          44,486                                 44,486
------------------------ ---------------------------- ------------------------ -------------- -------------- --------- -------------
Home Services            LCC                          Miscellaneous services         151,010                                151,010
------------------------ ---------------------------- ------------------------ -------------- -------------- --------- -------------
Home Services            Kentucky Utilities           Miscellaneous services             555                                    555
------------------------ ---------------------------- ------------------------ -------------- -------------- --------- -------------
LG&E Power Inc.          LG&E Power Development Inc.  Convenience payments               410                                    410
------------------------ ---------------------------- ------------------------ -------------- -------------- --------- -------------
                                                      Miscellaneous services       6,775,462                              6,775,462
------------------------ ---------------------------- ------------------------ -------------- -------------- --------- -------------
LG&E Power Inc.          LG&E Power Services LLC      Miscellaneous services         370,532                                370,532
------------------------ ---------------------------- ------------------------ -------------- -------------- --------- -------------
LG&E Power Inc.          LG&E Power Operations Inc.   Labor related                   72,219                                 72,219
------------------------ ---------------------------- ------------------------ -------------- -------------- --------- -------------
                                                      Convenience payments             1,416                                  1,416
------------------------ ---------------------------- ------------------------ -------------- -------------- --------- -------------
LG&E Power Inc.          LG&E Power Monroe LLC        Miscellaneous services         695,309                                695,309
------------------------ ---------------------------- ------------------------ -------------- -------------- --------- -------------
LG&E Power Inc.          LG&E Power Gregory IV        Convenience payments             8,500                                  8,500
------------------------ ---------------------------- ------------------------ -------------- -------------- --------- -------------
LG&E Power Inc.          Llano Gathering              Miscellaneous services          68,373                                 68,373
------------------------ ---------------------------- ------------------------ -------------- -------------- --------- -------------
                                                      Convenience payments             6,163                                  6,163
------------------------ ---------------------------- ------------------------ -------------- -------------- --------- -------------
LG&E Power Inc.          WKEC                         Miscellaneous services         125,838                                125,838
------------------------ ---------------------------- ------------------------ -------------- -------------- --------- -------------
LG&E Power Engineers &   LG&E Power Inc.              Miscellaneous services         104,905                                104,905
Constructors Inc.
------------------------ ---------------------------- ------------------------ -------------- -------------- --------- -------------
LG&E Power Services LLC  LG&E Power Inc.              Convenience payments             4,789                                  4,789
------------------------ ---------------------------- ------------------------ -------------- -------------- --------- -------------
LG&E Power Services LLC  LG&E Power Development Inc.  Miscellaneous services             823                                    823
------------------------ ---------------------------- ------------------------ -------------- -------------- --------- -------------
LG&E Power Services LLC  LG&E Power Operations  Inc.  Miscellaneous services         281,576                                281,576
------------------------ ---------------------------- ------------------------ -------------- -------------- --------- -------------
LG&E Power Operations    LEM                          Labor related                    5,424                                  5,424
------------------------ ---------------------------- ------------------------ -------------- -------------- --------- -------------


                                        9

                                                                                                  INDIRECT
 REPORTING COMPANY        ASSOCIATE COMPANY             TYPES OF SERVICES          DIRECT COSTS     COSTS     COST OF   TOTAL AMOUNT
 RENDERING  SERVICES      RECEIVING SERVICES                 RENDERED                CHARGED       CHARGED    CAPITAL     BILLED
------------------------ ---------------------------- ------------------------ -------------- -------------- --------- ------------
                                                      Convenience payments            81,047                                 81,047
------------------------ ---------------------------- ------------------------ -------------- -------------- --------- -------------
LG&E Power Operations    LG&E Power Development Inc.  Miscellaneous services          64,584                                 64,584
------------------------ ---------------------------- ------------------------ -------------- -------------- --------- -------------
LG&E Power Operations    LG&E Power Services LLC      Labor related                   21,740                                 21,740
------------------------ ---------------------------- ------------------------ -------------- -------------- --------- -------------
                                                      Convenience payments             6,257                                  6,257
------------------------ ---------------------------- ------------------------ -------------- -------------- --------- -------------
LG&E Power Operations    LG&E Power 16 Incorporated   Convenience payments             2,900                                  2,900
------------------------ ---------------------------- ------------------------ -------------- -------------- --------- -------------
LG&E Power Operations    LG&E Power Roanoke Inc.      Convenience payments           284,050                                284,050
------------------------ ---------------------------- ------------------------ -------------- -------------- --------- -------------
LG&E Power Operations    LG&E Power Gregory I Inc.    Convenience payments               185                                    185
------------------------ ---------------------------- ------------------------ -------------- -------------- --------- -------------
Llano Storage            Llano Gathering              Miscellaneous services           1,954                                  1,954
------------------------ ---------------------------- ------------------------ -------------- -------------- --------- -------------
FSF Minerals Inc.        LCC                          Miscellaneous services             560                                    560
------------------------ ---------------------------- ------------------------ -------------- -------------- --------- -------------
KU Solutions             LEC                          Miscellaneous services          17,533                                 17,533
------------------------ ---------------------------- ------------------------ -------------- -------------- --------- -------------
KU Solutions             LCC                          Miscellaneous services           2,182                                  2,182
------------------------ ---------------------------- ------------------------ -------------- -------------- --------- -------------
KU Solutions             Kentucky Utilities           Labor related                    6,012                                  6,012
------------------------ ---------------------------- ------------------------ -------------- -------------- --------- -------------
                                                      Miscellaneous services           5,758                                  5,758
------------------------ ---------------------------- ------------------------ -------------- -------------- --------- -------------
FCD LLC                  LCC                          Miscellaneous services          18,753                                 18,753
------------------------ ---------------------------- ------------------------ -------------- -------------- --------- -------------
LEM                      WKEC                         Miscellaneous services       2,408,194                              2,408,194
------------------------ ---------------------------- ------------------------ -------------- -------------- --------- ------------

Part II - Transactions Performed by Associate Companies on behalf of Reporting Companies.

---------------------------- ----------------------------- ------------------------------------------- ------------ ----------------
                                                                                                    INDIRECT
 REPORTING COMPANY             ASSOCIATE COMPANY            TYPES OF SERVICES        DIRECT COSTS     COSTS    COST OF  TOTAL AMOUNT
RENDERING SERVICES            RECEIVING SERVICES                RENDERED                CHARGED      CHARGED   CAPITAL     BILLED
---------------------------- ----------------------------- ------------------------- -------------- ----------- ----- -----------
LG&E Utility                 Home Services                 Miscellaneous services               31                           31
---------------------------- ----------------------------- ---------------------------------------- ----------- ----- -----------
LG&E Utility                 Enertech                      Miscellaneous services              109                           109
---------------------------- ----------------------------- ---------------------------------------- ----------- ----- -----------
LG&E Utility                 KU Solutions                  Miscellaneous services            6,694                         6,694
---------------------------- ----------------------------- ---------------------------------------- ----------- ----- -----------
Kentucky Utilities           KU Solutions                  Labor related                    60,627                        60,627
---------------------------- ----------------------------- ---------------------------------------- ----------- ----- -----------
                                                           Convenience payments             78,179                        78,179
---------------------------- ----------------------------- ---------------------------------------- ----------- ----- -----------
Kentucky Utilities           Enertech                      Miscellaneous services            1,367                         1,367
---------------------------- ----------------------------- ---------------------------------------- ----------- ----- -----------
Services Company             Enertech                      Miscellaneous services        1,549,175                     1,549,175
---------------------------- ----------------------------- ---------------------------------------- ----------- ----- -----------
Services Company             Home Services                 Miscellaneous services           17,347                        17,347
---------------------------- ----------------------------- ---------------------------------------- ----------- ----- -----------
Services Company             KU Solutions                  Miscellaneous services              221                           221
---------------------------- ----------------------------- ---------------------------------------- ----------- ----- -----------
Services Company             FSF Minerals Inc.             Miscellaneous services              588                           588
---------------------------- ----------------------------- ---------------------------------------- ----------- ----- -----------
Services Company             FCD LLC                       Miscellaneous services              607                           607
---------------------------- ----------------------------- ---------------------------------------- ----------- ----- -----------
Services Company             LG&E Power Inc.               Miscellaneous services        1,622,440      53,243         1,675,683
---------------------------- ----------------------------- ---------------------------------------- ----------- ----- -----------
Services Company             LEM                           Miscellaneous services        7,147,604     443,058         7,590,662
---------------------------- ----------------------------- ---------------------------------------- ----------- ----- -----------
WKEC                         FCD LLC                       Miscellaneous services              318                           318
---------------------------- ----------------------------- ---------------------------------------- ----------- ----- -----------
WKEC                         FSF Minerals                  Miscellaneous services              689                           689
---------------------------- ----------------------------- ---------------------------------------- ----------- ----- -----------
LEC                          Enertech                      Miscellaneous services          147,415                       147,415
---------------------------- ----------------------------- ---------------------------------------- ----------- ----- -----------
LEC                          Home Services                 Miscellaneous services           49,379                        49,379
---------------------------- ----------------------------- ---------------------------------------- ----------- ----- -----------
LEC                          KUCC Paris Corporation        Miscellaneious services         212,763                       212,763
---------------------------- ----------------------------- ---------------------------------------- ----------- ----- -----------
LEC                          KUCC Ferndale Corporation     Miscellaneous services            2,842                         2,842
---------------------------- ----------------------------- ---------------------------------------- ----------- ----- -----------
LCC                          Enertech                      Miscellaneous services        1,646,566                     1,646,566
---------------------------- ----------------------------- ---------------------------------------- ----------- ----- -----------
LCC                          Home Services                 Miscellaneous services           22,556                        22,556
---------------------------- ----------------------------- ---------------------------------------- ----------- ----- -----------
LCC                          FSF Minerals Inc.             Miscellaneous services           65,834                        65,834
---------------------------- ----------------------------- ---------------------------------------- ----------- ----- -----------
LCC                          LCC LLC                       Miscellaneous services            9,742                         9,742
---------------------------- ----------------------------- ---------------------------------------- ----------- ----- -----------
LCC                          FCD LLC                       Miscellaneous services          158,804                       158,804
---------------------------- ----------------------------- ---------------------------------------- ----------- ----- -----------
LCC                          LEM                           Miscellaneous services           73,318                        73,318
---------------------------- ----------------------------- ---------------------------------------- ----------- ----- -----------
LG&E Power Constructors Inc  LG&E Power Inc.               Miscellaneous services           96,139                        96,139
---------------------------- ----------------------------- ---------------------------------------- ----------- ----- -----------
LG&E International Inc.      LG&E Power Inc.               Miscellaneous services          125,355                       125,355
---------------------------- ----------------------------- ---------------------------------------- ----------- ----- -----------
LG&E Gas Systems Inc.        LG&E Power Inc.               Miscellaneous services               30                            30
---------------------------- ----------------------------- ---------------------------------------- ----------- ----- -----------
LEM                          LG&E Power Inc.               Miscellaneous services           39,704                        39,704
---------------------------- ----------------------------- ---------------------------------------- ----------- ----- -----------
LG&E Natural Marketing Inc.  LG&E Power Inc.               Miscellaneous services           14,427                        14,427
---------------------------- ----------------------------- ---------------------------------------- ----------- ----- -----------
                                                           Convenience payments                275                           275
---------------------------- ----------------------------- ---------------------------------------- ----------- ----- -----------
                                    11


                                                                                                    INDIRECT
 REPORTING COMPANY             ASSOCIATE COMPANY            TYPES OF SERVICES        DIRECT COSTS     COSTS    COST OF  TOTAL AMOUNT
RENDERING SERVICES            RECEIVING SERVICES                RENDERED                CHARGED      CHARGED   CAPITAL     BILLED
---------------------------- ----------------------------- ------------------------- -------------- ----------- ----- -----------
LG&E Power Monroe LLC        LG&E Power Services LLC       Miscellaneous services           72,415                        72,415
---------------------------- ----------------------------- ---------------------------------------- ----------- ----- -----------
LG&E Power Monroe LLC        LG&E Power Operations         Miscellaneous services          260,516                       260,516
---------------------------- ----------------------------- ---------------------------------------- ----------- ----- -----------
LG&E Power 11 Incorporated   LG&E Power Operations         Miscellaneous services               57                            57
---------------------------- ----------------------------- ---------------------------------------- ----------- ----- -----------
LG&E Power 13 Incorporated   LG&E Power Operations         Miscellaneous services               29                            29
---------------------------- ----------------------------- ---------------------------------------- ----------- ----- -----------
LG&E Natural Marketing Inc.  LG&E Power Operations Inc.    Miscellaneous services            1,021                         1,021
---------------------------- ----------------------------- ---------------------------------------- ----------- ----- -----------
LG&E Natural Marketing Inc.  Llano Gathering Inc.          Miscellaneous services            1,743                         1,743
---------------------------- ----------------------------- ---------------------------------------- ----------- ----- -----------
KUCC Paris Corporation       LG&E Power Operations         Miscellaneous services           90,000                        90,000
---------------------------- ----------------------------- ---------------------------------------- ----------- ----- -----------
LG&E Power Development Inc.  Llano Gathering Inc.          Miscellaneous services              670                           670
---------------------------- ----------------------------- ---------------------------------------- ----------- ----- -----------
LG&E Power Development Inc.  LG&E Power Operations         Convenience payments                163                           163
---------------------------- ----------------------------- ---------------------------------------- ----------- ----- -----------
                                                            Miscellaneous services           73,776                        73,776
---------------------------- ----------------------------- ------------------------- -------------- ----------- ----- -----------


Company Names:

LEC                                   LG&E Energy Corp.
LCC                                   LG&E Capital Corp.
LG&E Utility                          Louisville Gas and Electric Company
Kentucky Utilities                    Kentucky Utilities Company
WKEC                                  Western Kentucky Energy Corp.
Enertech                              LG&E Enertech Inc.
Home Services                         LG&E Home Services Inc.
KU Solutions                          KU Solutions Corporation
LEM                                   LG&E Energy Marketing Inc.
Services Company                      LG&E Energy Services Inc.
LG&E Power Operations                 LG&E Power Operations Inc.

Item 4. - SUMMARY OF AGGREGATE INVESTMENT


Investments in energy-related companies:
Total consolidated capitalization as of June 30, 2002                               $      10,689,393,000  Line 1
Total capitalization multiplied by 15% (Line 1 multiplied by 0.15)                  $       1,603,408,950  Line 2
Greater of $50 million or Line 2                                                    $       1,603,408,950  Line 3
                                                                                    ----------------------

Total current aggregate investment*:
(categorized by major line of energy-related business)
Energy-related business Category - Rule 58(b)(1)(i)  (1)                            $           4,154,359
Energy-related business Category - Rule 58(b)(1)(iv)   (2)                          $           4,050,064
Energy-related business Category - Rule 58(b)(1)(v)  (3)                            $         732,793,082
Energy-related business Category - Rule 58(b)(1)(vii)  (4)                          $          11,312,892
Energy-related business Category - Rule 58(b)(1)(viii)  (5)                         $         282,656,982
Energy-related business Category - Rule 58(b)(1)(ix)  (6)                           $           6,276,175
                                                                                    ----------------------


Total current aggregate investment                                                  $       1,041,243,554  Line 4
                                                                                    ----------------------

Difference between the greater of $50 million or 15% of Capitalization and the total aggregate investment of the
Registered holding company system (line 3 less line 4)                              $         562,165,396  Line 5
                                                                                    ----------------------


* Includes aggregate investment in energy-related companies made prior to March 24, 1997.

(1) Rule 58(b)(1)(i) - the rendering of energy management services and demand-side management services.

(2) Rule 58(b)(1)(iv) - the sale of electric and gas appliances; equipment to promote new technologies, or new applications for existing technologies, that use gas or electricity; and equipment that enables the use of gas or electricity as an alternate fuel; and the installation and servicing thereof.

(3) Rule 58(b)(1)(v) - the brokering and marketing of energy commodities, including but not limited to electricity, natural or manufactured gas and other combustible fuels.

(4) Rule 58(b)(1)(vii) - the sale of technical, operational, management, and other similar kinds of services and expertise, developed in the course of utility operations in such areas as power plant and transmission system engineering, development, design and rehabilitation; construction; maintenance and operation; fuel procurement, delivery and management; and environmental licensing, testing and redemption.

(5) Rule 58(b)(1)(viii)- the development, ownership or operation of "qualifying facilities," as defined under the Public Utility Regulatory Policies Act of 1978, as amended ("PURPA"), and any integrated thermal, steam host, or other necessary facility constructed, developed or acquired primarily to enable the qualifying facility to satisfy the useful thermal output requirements under PURPA.

(6) Rule 58(b)(1)(ix) - the ownership, operation and servicing of fuel procurement, transportation, handling and storage facilities, scrubbers, and resource recovery and waste water treatment facilities.


Investments in gas-related companies:

Total current aggregate investment:
(categorized by major line of gas-related business)
Gas-related business Category - Rule 58(b)(2)(i)     (1)
Gas-related business Category - Rule 58(b)(2)(ii)    (2)                                               $0
                                                                                    ----------------------

Total current aggregate investment                                                                     $0
                                                                                    ----------------------


(1) Rule 58(b)(2)(i) - activities permitted under Section 2(a) of the Gas-Related Activities Act of 1990, 104 Stat. 2810.

(2) Rule 58(b)(2)(ii) - activities specified in Section 2(b) of the Gas-Related Activities Act of 1990, 104 Stat. 2810.

Item 5. - OTHER INVESTMENTS


  Major Line of Energy-related       Other Investment in      Other Investment in This      Reason for Difference in
            Business                  Last U-9C-3 Report               U-9C-3                   Other Investment
  ----------------------------       -------------------      ------------------------      ------------------------

Gas related businesses                     $   22,093,640        $      22,108,268        Changes in intercompany
                                                                                          advances from 03/31 amounts.

Pipeline construction                      $  124,978,066        $     128,570,486        Changes in intercompany
investments (CRC Evans and                                                                advances from 03/31 amount.
affiliates)

International investments                  $   42,417,495        $      42,170,251        Changes in investment
(Argentine gas distribution and                                                           amounts from 03/31 amount.
Spanish generation)

Consumer credit investments                $      297,862        $         298,303        Changes in intercompany
(LG&E Credit Corp)                                                                        advances from 03/31 amount.



Investment in development of               $  262,814,000        $     290,364,000        Change due to additional
combustion turbines (LG&E                                                                 investments in combustion
Capital Corp.)                                                                            turbines during the second
                                                                                          quarter 2002.

Investment in special purpose              $  129,457,897        $      52,340,149        Change in payables to
entities used for accounts                                                                associated companies from
receivable securitization                                                                 03/31 amount.
programs (Louisville Gas &
Electric and Kentucky Utilities)

Unregulated generation                     $   27,492,726        $      11,107,578        Changes in intercompany
investments                                                                               advances from 03/31 amount.

Item 6. -         FINANCIAL STATEMENTS AND EXHIBITS

A.  Financial Statements:



Exhibit A-1          Financial statements for Reporting Companies for the quarter ended June 30, 2002.  (Filed in paper under cover of Form SE; Confidential treatment requested pursuant to Rule 104(b), 17 CFR
                     250-104(b).)
                     FS-1        LG&E Enertech
                     FS-2        LG&E Home Services
                     FS-3        Hadson Financial (Co. 851)
                     FS-4        LG&E Natural Industrial Marketing (Co. 853)
                     FS-5        LG&E Natural Canada (Co. 854)
                     FS-6        LG&E Natural Marketing Canada (Co. 855)
                     FS-7        LG&E Power Inc. Consolidated
                     FS-8        LG&E Energy Marketing Inc.
                     FS-9        KU Solutions
                     FS-10       KUCC Paris Corporation
                     FS-11       KUCC Ferndale Corporation
                     FS-12       American Power, Inc. (Co. 52)
                     FS-13       Llano Gathering Inc. (Co. 930)
                     FS-14       Llano Storage Inc. (Co. 931)
                     FS-15       LG&E Minor Facilities Inc. (Co. 932)
                     FS-16       Power Tex Parent Inc. (Co. 933)
                     FS-17       LG&E Crown Inc. (Co. 936)
                     FS-18       LG&E Power Engineers and Constructors
                     FS-19       LG&E Power Services, Inc.
                     FS-20       LG&E Power Operations
                     FS-21       Gregory Partners, LLC
                     FS-22       Gregory Power Partners, L.P.
                     FS-23       LG&E Power Gregory I, Inc.
                     FS-24       LG&E Power Gregory II, Inc.
                     FS-25       LG&E Power Gregory III, Inc.
                     FS-26       LG&E Power Gregory IV, Inc.
                     FS-27       FSF Minerals Inc.
                     FS-28       LCC LLC
                     FS-29       FCD LLC
                     FS-30       Westmoreland-LG&E Partners - Rova II

B.  Exhibits:

Exhibit B-1          Copies of contracts required to be provided by Item 3

None.



Exhibit B-2          Officer's Certification

                                    SIGNATURE

         The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.


Date:  August 29, 2002                         Powergen plc


                                               By:   /s/  Christopher Salame
                                                      ------------------------
                                               Name:    Christopher Salame
                                               Title:   Company Secretary